UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934



                            Golden Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, .66 2/3 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   381010107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Patty R. Townsend, Chief Financial Officer
One Golden Flake Drive
Birmingham, AL  35205
(205) 323-6161
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 9, 2010
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 381010107
Explanatory Note
----------------
Sloan Y. Bashinsky, Sr. beneficially owned 6,698,172 shares of the Issuer, which represented 56.6% of the issued and outstanding shares of the Issuer. Mr. Bashinsky died on August 2, 2005. Upon Mr. Bashinsky's death, pursuant to terms in his Last Will and Testament and the SYB, Inc. Common Stock Trust created by Mr. Bashinsky, the Board of Directors of the Issuer (other than Audit Committee members) were designated to vote shares of stock of the Issuer (the "Voting Committee") beneficially owned by his Estate, Testamentary Trust and SYB, Inc. Common Stock Trust, which, prior to Estate distribution, represented 53.67% of the Issuer's common stock. Mr. Bashinsky's death and the Voting Committee were previously disclosed and reported on Form 8-K filed with the Commission on August 18, 2005 and in Golden Enterprises' annual proxy statement dated September 1, 2005. SYB, Inc. reported its ownership on Form 3 filed on August 5, 2005. A Schedule 13D was filed with the SEC in December 2005. The Estate is now distributing property to the Testamentary Trust and Mrs. Joann F. Bashinsky, spouse of Mr. Bashinsky. In the distribution, Mrs. Bashinsky will receive 414,221 shares and the Testamentary Trust will receive 600,279 shares. SYB, Inc., the Testamentary Trust, the Voting Committee and Mrs. Bashinsky agree they are a voting control group for all purposes. Mrs. Joann F. Bashinsky is the sole income beneficiary of the Testamentary Trust and is a member of the Voting Committee. The control group owns 53.78% of Issuer's outstanding stock.
--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
                 Testamentary Trust of Sloan Y. Bashinsky, Sr.
--------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group

              (a) X
                 --------------------------------------------------
              (b)
                 --------------------------------------------------

--------------------------------------------------------------------------------

3.     SEC Use Only
                   ------------------------------------------------

--------------------------------------------------------------------------------

4.     Source of Funds        N/A

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                   ------------------------------------------------

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization
                                    Alabama
--------------------------------------------------------------------------------

                         7.     Sole Voting Power
                         -------------------------------------------------------
Number of
Shares Bene-             8.     Shared Voting Power   5,883,477 shares
ficially by              -------------------------------------------------------
Owned by
Each                     9.     Sole Dispositive Power
Reporting                -------------------------------------------------------
Person With
                         10.    Shared Dispositive Power    5,883,477 shares
                         -------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                                   6,310,332
--------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
                                     53.78

--------------------------------------------------------------------------------

14.     Type of Reporting Person
                                       00
--------------------------------------------------------------------------------

CUSIP No. 381010107
Explanatory Note
----------------
Sloan Y. Bashinsky, Sr. beneficially owned 6,698,172 shares of the Issuer, which represented 56.6% of the issued and outstanding shares of the Issuer. Mr. Bashinsky died on August 2, 2005. Upon Mr. Bashinsky's death, pursuant to terms in his Last Will and Testament and the SYB, Inc. Common Stock Trust created by Mr. Bashinsky, the Board of Directors of the Issuer (other than Audit Committee members) were designated to vote shares of stock of the Issuer (the "Voting Committee") beneficially owned by his Estate, Testamentary Trust and SYB, Inc. Common Stock Trust, which, prior to Estate distribution, represented 53.67% of the Issuer's common stock. Mr. Bashinsky's death and the Voting Committee were previously disclosed and reported on Form 8-K filed with the Commission on August 18, 2005 and in Golden Enterprises' annual proxy statement dated September 1, 2005. SYB, Inc. reported its ownership on Form 3 filed on August 5, 2005. A Schedule 13D was filed with the SEC in December 2005. The Estate is now distributing property to the Testamentary Trust and Mrs. Joann F. Bashinsky, spouse of Mr. Bashinsky. In the distribution, Mrs. Bashinsky will receive 414,221 shares and the Testamentary Trust will receive 600,279 shares. SYB, Inc., the Testamentary Trust, the Voting Committee and Mrs. Bashinsky agree they are a voting control group for all purposes. Mrs. Joann F. Bashinsky is the sole income beneficiary of the Testamentary Trust and is a member of the Voting Committee. The control group owns 53.78% of Issuer's outstanding stock.

--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
                          SYB, Inc. Common Stock Trust
--------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group

              (a) X
                 --------------------------------------------------
              (b)
                 --------------------------------------------------

--------------------------------------------------------------------------------

3.     SEC Use Only
                   ------------------------------------------------

--------------------------------------------------------------------------------

4.     Source of Funds        N/A

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                   ------------------------------------------------

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization
                                    Delaware
--------------------------------------------------------------------------------

                         7.     Sole Voting Power
                         -------------------------------------------------------
Number of
Shares Bene-             8.     Shared Voting Power   5,883,407 shares
ficially by              -------------------------------------------------------
Owned by
Each                     9.     Sole Dispositive Power
Reporting                -------------------------------------------------------
Person With
                         10.    Shared Dispositive Power    5,883,407 shares
                         -------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                                   6,310,332
--------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
                                     53.78

--------------------------------------------------------------------------------

14.     Type of Reporting Person
                                       00
--------------------------------------------------------------------------------

CUSIP No. 381010107
Explanatory Note
----------------
Sloan Y. Bashinsky, Sr. beneficially owned 6,698,172 shares of the Issuer, which represented 56.6% of the issued and outstanding shares of the Issuer. Mr. Bashinsky died on August 2, 2005. Upon Mr. Bashinsky's death, pursuant to terms in his Last Will and Testament and the SYB, Inc. Common Stock Trust created by Mr. Bashinsky, the Board of Directors of the Issuer (other than Audit Committee members) were designated to vote shares of stock of the Issuer (the "Voting Committee") beneficially owned by his Estate, Testamentary Trust and SYB, Inc. Common Stock Trust, which, prior to Estate distribution, represented 53.67% of the Issuer's common stock. Mr. Bashinsky's death and the Voting Committee were previously disclosed and reported on Form 8-K filed with the Commission on August 18, 2005 and in Golden Enterprises' annual proxy statement dated September 1, 2005. SYB, Inc. reported its ownership on Form 3 filed on August 5, 2005. A Schedule 13D was filed with the SEC in December 2005. The Estate is now distributing property to the Testamentary Trust and Mrs. Joann F. Bashinsky, spouse of Mr. Bashinsky. In the distribution, Mrs. Bashinsky will receive 414,221 shares and the Testamentary Trust will receive 600,279 shares. SYB, Inc., the Testamentary Trust, the Voting Committee and Mrs. Bashinsky agree they are a voting control group for all purposes. Mrs. Joann F. Bashinsky is the sole income beneficiary of the Testamentary Trust and is a member of the Voting Committee. The control group owns 53.78% of Issuer's outstanding stock.

--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
Voting Committee created under the Last Will and Testament of Sloan Y. Bashinsky, Sr. and the SYB, Inc. Common Stock Trust. The Voting Committee consists of the following individuals: Joann F. Bashinsky, Mark W. McCutcheon, John P. McKleroy, Jr., J. Wallace Nall, Jr., F. Wayne Pate, Patty Townsend, Paul
R. Bates and David A. Jones
--------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group

              (a) X
                 --------------------------------------------------
              (b)
                 --------------------------------------------------

--------------------------------------------------------------------------------

3.     SEC Use Only
                   ------------------------------------------------

--------------------------------------------------------------------------------

4.     Source of Funds        N/A

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                   ------------------------------------------------

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization
                                    Alabama
--------------------------------------------------------------------------------

                         7.     Sole Voting Power
                         -------------------------------------------------------
Number of
Shares Bene-             8.     Shared Voting Power   5,883,407 shares
ficially by              -------------------------------------------------------
Owned by
Each                     9.     Sole Dispositive Power
Reporting                -------------------------------------------------------
Person With
                         10.    Shared Dispositive Power    5,883,407 shares
                         -------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                                   6,310,332
--------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
                                     53.78

--------------------------------------------------------------------------------

14.     Type of Reporting Person
                                       00
--------------------------------------------------------------------------------

CUSIP No. 381010107
Explanatory Note
----------------
Sloan Y. Bashinsky, Sr. beneficially owned 6,698,172 shares of the Issuer, which represented 56.6% of the issued and outstanding shares of the Issuer. Mr. Bashinsky died on August 2, 2005. Upon Mr. Bashinsky's death, pursuant to terms in his Last Will and Testament and the SYB, Inc. Common Stock Trust created by Mr. Bashinsky, the Board of Directors of the Issuer (other than Audit Committee members) were designated to vote shares of stock of the Issuer (the "Voting Committee") beneficially owned by his Estate, Testamentary Trust and SYB, Inc. Common Stock Trust, which, prior to Estate distribution, represented 53.67% of the Issuer's common stock. Mr. Bashinsky's death and the Voting Committee were previously disclosed and reported on Form 8-K filed with the Commission on August 18, 2005 and in Golden Enterprises' annual proxy statement dated September 1, 2005. SYB, Inc. reported its ownership on Form 3 filed on August 5, 2005. A Schedule 13D was filed with the SEC in December 2005. The Estate is now distributing property to the Testamentary Trust and Mrs. Joann F. Bashinsky, spouse of Mr. Bashinsky. In the distribution, Mrs. Bashinsky will receive 414,221 shares and the Testamentary Trust will receive 600,279 shares. SYB, Inc., the Testamentary Trust, the Voting Committee and Mrs. Bashinsky agree they are a voting control group for all purposes. Mrs. Joann F. Bashinsky is the sole income beneficiary of the Testamentary Trust and is a member of the Voting Committee. The control group owns 53.78% of Issuer's outstanding stock.

--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
                               Joann F. Bashinsky
--------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group

              (a) X
                 --------------------------------------------------
              (b)
                 --------------------------------------------------

--------------------------------------------------------------------------------

3.     SEC Use Only
                   ------------------------------------------------

--------------------------------------------------------------------------------

4.     Source of Funds        N/A

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                   ------------------------------------------------

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization
                                    Alabama
--------------------------------------------------------------------------------

                         7.     Sole Voting Power     426,925 shares
                         -------------------------------------------------------
Number of
Shares Bene-             8.     Shared Voting Power   5,883,407 shares
ficially by              -------------------------------------------------------
Owned by
Each                     9.     Sole Dispositive Power  426,925 shares
Reporting                -------------------------------------------------------
Person With
                         10.    Shared Dispositive Power    5,883,407 shares
                         -------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                                   6,310,332
--------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
                                     53.78

--------------------------------------------------------------------------------

14.     Type of Reporting Person
                                       IN
--------------------------------------------------------------------------------

CUSIP  No.  381010107

Item 1. Security and Issuer

     This statement on Schedule 13D relates to the common stock, par value $.66 2/3 per share (the Shares), of Golden Enterprises, Inc., a Delaware corporation (the Issuer) and is being filed by the Testamentary Trust of Sloan Y. Bashinsky, Sr., the SYB, Inc. Common Stock Trust, the Voting Committee and Mrs. Joann F. Bashinsky, spouse of Mr. Sloan Y. Bashinsky, Sr. and income beneficiary of the Testamentary Trust and member of the Voting Committee (the Reporting Persons). The Issuers current principal executive offices are located at One Golden Flake Drive, Birmingham, Alabama 35205.

Item 2. Identity and Background

     This schedule is filed on behalf of the Testamentary Trust of Sloan Y. Bashinsky, Sr., the SYB, Inc. Common Stock Trust and the Voting Committee and Mrs. Joann F. Bashinsky, spouse of Mr. Sloan Y. Bashinsky, Sr. and income beneficiary of the Testamentary Trust and member of the Voting Committee (referred to herein individually as Reporting Person and collectively as Reporting Persons). The names, residences or business addresses and principal occupation of the Reporting Persons are set forth below. None of the Reporting Persons have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. The
Reporting  Persons  are  domiciled  in  the  United  States.

                                                               Principal
Reporting Persons              Principal Address               Occupation/Business
-----------------              -----------------               -------------------
Testamentary Trust             Suite 312 - 21 Office                  N/A
of Sloan Y. Bashinsky, Sr.      Plaza Building
                               2101 Magnolia Avenue South
                               Birmingham, Alabama 35205

SYB, Inc. Common Stock Trust   Suite 312 - 21 Office                  N/A
                                Plaza Building
                               2101 Magnolia Avenue South
                               Birmingham, Alabama 35205

Joann F. Bashinsky             3432 Briarcliff Road East        Chairman and CEO of
                               Birmingham, Alabama 35223        SYB, Inc.

Voting Committee
consisting of:

Joann F. Bashinsky             3432 Briarcliff Road East        Chairman and CEO of
                               Birmingham, Alabama 35223        SYB, Inc.

Mark W. McCutcheon             Golden Flake Snack Foods, Inc.   CEO, Chairman of
                               Post Office Box 2447             the Board and President
                               Birmingham, Alabama 35201        of the Issuer and
                                                                President of Golden
                                                                Flake Snack Foods, Inc.

John P. McKleroy, Jr.          Spain & Gillon, L.L.C.           Attorney and member
                               2117 Second Avenue North         with Spain & Gillon,
                               Birmingham, Alabama 35203        L.L.C.


J. Wallace Nall, Jr.           Nall Development Corporation     President of Nall
                               119 Euclid Avenue                Development
                               Birmingham, Alabama 35213        Corporation and
                                                                General Partner of
                                                                Nall Partnership, Ltd.

F. Wayne Pate                  1309 Kingsway Lane               Retired President of
                               Birmingham, Alabama 35243        the Issuer

Patty Townsend                 Post Office Box 2447             Chief Financial Officer,
                               Birmingham, Alabama 35201        Vice President and
                                                                Secretary of Issuer

Paul R. Bates                  Post Office Box 2447             Executive Vice President
                               Birmingham, Alabama 35201        of Sales, Marketing and
                                                                Transportation of Golden
                                                                Flake Snack Foods, Inc.

David A. Jones                 Post Office Box 2447             Executive Vice President
                               Birmingham, Alabama 35201        of Operations, Human
                                                                Resources and Quality
                                                                Control of Golden
                                                                Flake Snack Foods, Inc.


Item 3. Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4. Purpose of Transaction

     Sloan Y. Bashinsky, Sr. died on August 2, 2005. At the time of Mr. Bashinsky's death, he beneficially owned 6,698,172 shares of common stock of the Issuer which constituted voting control of the Issuer. The stock beneficially owned by Mr. Bashinsky was registered in and held by the following entities:

     SYB, Inc., a Delaware corporation         5,283,128  shares

     SYB, Inc.  as Trustee of the
     Sloan Y. Bashinsky, Sr. Trust
     Dated February 16, 1982
     ("SYB,  Inc.  Trust")                     1,000,000  shares

     Bashinsky Foundation, Inc., an Alabama    400,544  shares
         non-profit corporation

     Sloan Y. Bashinsky, Sr.                   14,500  shares

     As a result of Mr. Bashinsky's death and the probate of his Will on August 12, 2005, the 1,000,000 shares held in the SYB, Inc. Trust and the 14,500 shares held in his name passed to his Estate. The Estate has now distributed assets with 600,279 shares to the Testamentary Trust created under Mr. Bashinsky's Will and 414,221 shares to Mrs. Bashinsky. SYB, Inc. continues to own 5,283,128 shares and the Bashinsky Foundation, Inc. continues to own 400,544 shares.

     Mr. Bashinsky's Will and the SYB, Inc. Common Stock Trust provide that shares of the Issuer held by SYB, Inc. and his Estate/Testamentary Trust, along with the voting shares of SYB, Inc., shall be voted by a committee made up of each member of the Board of Directors of Golden Enterprises, Inc. and one member designated by his Estate Personal Representatives/Trustees (Voting Committee). The Board members who serve on the Audit Committee of the Issuer have resigned/renounced from any participation in the Voting Committee.
Consequently, the 5,283,128 shares of the Company stock held by SYB, Inc. and the 600,279 of the Company stock held by Mr. Bashinsky's Estate/Testamentary

Trust, all of which constitute a majority of the voting stock of the Company (50.14%), will be voted by the Voting Committee (the shares of Issuer's stock held by Bashinsky Foundation, Inc. are not voted by the Voting Committee). The decision of the majority of the members of the Voting Committee shall govern how the stock is voted. Mrs. Bashinsky is the sole income beneficiary of the Testamentary Trust and serves on the Voting Committee. Mrs. Bashinsky, the Trustees of the SYB, Inc. Testamentary Trust, Trustees of the SYB, Inc. Common Stock Trust and the Voting Committee agree to be recognized as a voting group under Rule 13D-5. Thus, the Testamentary Trust of Sloan Y. Bashinsky, Sr., the SYB, Inc. Common Stock Trust, Mrs. Joann F. Bashinsky and the Voting Committee constitute a voting group under Rule 13D-5 and will be reported as such and the Issuer will remain a Controlled Corporation for reporting purposes. The control group will own and/or vote 6,310,332 shares, which constitute 53.78% of the Issuer's outstanding stock.

Item 5. Interest in Securities of the Issuer

     (a) The contents of the cover page of this statement are incorporated into this Item 5 for each Reporting Person.

     (b) Mrs. Joann F. Bashinsky has the sole power to vote and dispose of 426,925 shares (414,221 shares of which were received from the Estate). All other shares set forth hereunder (5,883,407 shares) are under the voting control of the Voting Committee.

     (c) Except for the distribution of shares by the Estate, no transaction in the common shares was effected by a Reporting Person since the last filing or within the past 60 days.

     (d)     Not  applicable.

     (e)  Not  applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Item 4.

Item 7. Material to Be Filed as Exhibits

     1) Excerpts of Last Will and Testament of Sloan Y. Bashinsky, Sr. creating the Voting Committee.

     2)     Excerpts of SYB, Inc. Common Stock Trust creating the Voting
Committee.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TESTAMENTARY TRUST OF SLOAN Y. BASHINSKY, SR.

August 27, 2010
-------------------------------
Date
/s/John S. Stein
-------------------------------
Signature
John S. Stein, Trustee
Name/Title

August 27, 2010
-------------------------------
Date
/s/M. Owens Sims
-------------------------------
Signature
M. Owens Sims, Trustee
Name/Title

August 27, 2010
-------------------------------
Date
/s/John P. McKleroy,  Jr.
-------------------------------
Signature
John P. McKleroy, Jr., Trustee
Name/Title



SYB, INC. COMMON STOCK TRUST

August 27, 2010
-------------------------------
Date
/s/John P. McKleroy,  Jr.
-------------------------------
Signature
John P. McKleroy, Jr., Trustee
Name/Title

August 27, 2010
-------------------------------
Date
/s/M. Owens Sims, Trustee
-------------------------------
Signature
M. Owens Sims, Trustee
Name/Title

VOTING COMMITTEE CREATED UNDER THE LAST WILL AND TESTAMENT OF SLOAN Y. BASHINSKY, SR. AND SYB, , INC. COMMON STOCK TRUST

August 27, 2010
-------------------------------
Date
/s/Mark W. McCutcheon
-------------------------------
Signature
Mark W. McCutcheon, Member
Name/Title

August 27, 2010
-------------------------------
Date
/s/John P. McKleroy, Jr.
-------------------------------
Signature
John P. McKleroy, Jr., Secretary and Member
Name/Title

August 27, 2010
-------------------------------
Date
/s/Joann F. Bashinsky
-------------------------------
Signature
Joann F. Bashinsky, Member
Name/Title

August 27, 2010
-------------------------------
Date
/s/J. Wallace Nall, Jr.
-------------------------------
Signature
J. Wallace Nall, Jr., Member
Name/Title

August 27, 2010
-------------------------------
Date
/s/F. Wayne Pate
-------------------------------
Signature
F. Wayne Pate, Chairman and Member
Name/Title

August 27, 2010
-------------------------------
Date
/s/ Patty Townsend
-------------------------------
Signature
Patty Townsend, Member
Name/Title

August 27, 2010
-------------------------------
Date
/s/Paul R. Bates
-------------------------------
Signature
Paul R. Bates, Member
Name/Title

August 27, 2010
-------------------------------
Date
/s/David A. Jones
-------------------------------
Signature
David A. Jones, Member
Name/Title

August 27, 2010
-------------------------------
Date
/s/Joann F. Bashinsky
-------------------------------
Signature
Joann F. Bashinsky, Individually
Name/Title